UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

SPREADTRUM COMMUNICATIONS, INC.
(Name of Issuer)
Ordinary Shares, par value $0.00001 per share
American Depositary Shares, each representing three Ordinary Shares
(Title of Class of Securities)
849415203
(CUSIP Number)
Alan K. Austin
Silver Lake
2775 Sand Hill Road, Suite 100
Menlo Park, CA 94025
(650) 233-8120
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 19, 2011
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	849415203	Page	2	of	8

1	NAMES OF REPORTING PERSONS SLP Cathay Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		2,078,210

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,078,210

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,078,210

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	849415203	Page	3	of	8

1	NAMES OF REPORTING PERSONS Silver Lake Partners III Cayman (AIV III), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,078,210

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,078,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,078,210

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	849415203	Page	4	of	8

1	NAMES OF REPORTING PERSONS Silver Lake Technology Investors III Cayman, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,078,210

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,078,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,078,210

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	849415203	Page	5	of	8

1	NAMES OF REPORTING PERSONS Silver Lake Technology Associates III Cayman, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		2,078,210

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,078,210

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,078,210

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	849415203	Page	6	of	8

1	NAMES OF REPORTING PERSONS Silver Lake (Offshore) AIV GP III, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		2,078,210

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,078,210

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,078,210

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1. Security and Issuer
     This Amendment No. 2 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on March 15, 2010 (as amended, the “Schedule 13D”), as previously amended by Amendment No. 1 on November 10, 2010, with respect to ordinary shares, par value $0.00001 per ordinary share (the “Ordinary Shares”), and American Depositary Shares, as evidenced by American Depositary Receipts, each representing three Ordinary Shares (the “ADSs” and, together with the Ordinary Shares, the “Shares”), of Spreadtrum Communications, Inc., an Exempted Company incorporated under the laws of Cayman Islands with limited liability (the “Issuer”). This is the final amendment to this Schedule 13D and an exit filing for the Reporting Persons. The principal executive offices of the Issuer are at Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China.
Item 2. Identity and Background
     No amendment.
Item 3. Source and Amount of Funds or Other Consideration
     No amendment.
Item 4. Purpose of Transaction
     No amendment.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended by deleting the second paragraph in its entirety and replacing it with the following:
     The Purchaser may be deemed to be the beneficial owner of 2,078,210 ADSs (the “Spreadtrum Shares”) which constitute approximately 4.3% of the issued and outstanding Ordinary Shares. The foregoing disclosure assumes that there are 48,273,204 ADSs issued and outstanding as of December 31, 2010, based upon information contained on the current report on Form 20-F, which was filed with the SEC by the Issuer on April 6, 2011.
     Item 5 of the Schedule 13D is hereby further amended by deleting the penultimate paragraph in its entirety and replacing it with the following:
     On April 19, 2011, Purchaser sold 750,000 ADSs at a price of $21.10 per ADS in a privately negotiated block sale. As a result of the block sale, each of the Reporting Persons ceased to be a beneficial owner of more than 5% of the issued and outstanding Ordinary Shares. Consequently, this is the final amendment to this Schedule 13D by, and an exit filing for, the Reporting Persons. Other than as described in the first sentence of this paragraph, no Reporting Person nor, to the knowledge of the Reporting Persons, any other person identified in Item 2 hereof, has effected any transactions with respect to the Shares in the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     No amendment.
Item 7. Material to Be Filed as Exhibits
     No amendment.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: April 20, 2011

SLP CATHAY HOLDINGS LTD.
By:	/s/ James. A. Davidson
	Name:	James A. Davidson
	Title:	Director

SILVER LAKE PARTNERS III CAYMAN (AIV III), L.P. By: Silver Lake Technology Associates III Cayman, L.P., its general partner, by Silver Lake (Offshore) AIV GP III, Ltd., its general partner
By:	/s/ James. A. Davidson
	Name:	James A. Davidson
	Title:	Director

SILVER LAKE TECHNOLOGY INVESTORS III CAYMAN, L.P. By: Silver Lake Technology Associates III Cayman, L.P., its general partner, by Silver Lake (Offshore) AIV GP III, Ltd., its general partner
By:	/s/ James. A. Davidson
	Name:	James A. Davidson
	Title:	Director

SILVER LAKE TECHNOLOGY ASSOCIATES III CAYMAN, L.P. By: Silver Lake (Offshore) AIV GP III, Ltd., its general partner
By:	/s/ James. A. Davidson
	Name:	James A. Davidson
	Title:	Director

SILVER LAKE (OFFSHORE) AIV GP III, LTD.
By:	/s/ James. A. Davidson
	Name:	James A. Davidson
	Title:	Director